UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

A.P. PHARMA, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
00202J203
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00202J203

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,610

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

565,610

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,610

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 40,624,323 shares outstanding, the sum of (i) 40,112,960 Common Shares reported to be outstanding as October 31, 2010 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010, and (ii) 511,363 Common Shares issuable upon the exercise of the Warrant.

CUSIP No.	00202J203

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,610

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

565,610

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,610

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 40,624,323 shares outstanding, the sum of (i) 40,112,960 Common Shares reported to be outstanding as October 31, 2010 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010, and (ii) 511,363 Common Shares issuable upon the exercise of the Warrant.

CUSIP No.	00202J203

1	NAMES OF REPORTING PERSONS Ivan Lieberburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		400,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
** Based on 40,112,960 Common Shares reported to be outstanding as of October 31, 2010 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

CUSIP No.	00202J203

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,610

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

565,610

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,610

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 40,624,323 shares outstanding, the sum of (i) 40,112,960 Common Shares reported to be outstanding as October 31, 2010 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010, and (ii) 511,363 Common Shares issuable upon the exercise of the Warrant.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on October 28, 2009 (the “Original Filing”), as amended on February 16, 2010 (“Amendment No. 1”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1 and this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 2 is being filed to reflect the fact that the Reporting Persons’ beneficial ownership beneficial ownership of the Issuer’s outstanding Common Shares as of December 31, 2010.

Item 4.	Ownership.
(a)	Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 565,610* Common Shares, the sum of 54,247 Common Shares and 511,363* Common Shares underlying the Warrant.
Ivan Lieberburg beneficially owns 400,000* Common Shares.
(b)	Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 1.4%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 1.0%* of the Issuer’s outstanding Common Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
Ivan Lieberburg has the sole power to vote the 400,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii)	Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 565,610* Common Shares they beneficially own. Ivan Lieberburg does not have shared power to vote or direct the vote of any Common Shares.
(iii)	Sole power to dispose or direct the disposition of:
Ivan Lieberburg has the sole power to dispose of the 400,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv)	Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 565,610* Common Shares they beneficially own. Ivan Lieberburg does not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 965,610 Common Shares which constitute approximately 2.4% of 40,624,323 Common Shares outstanding, a notional amount based on (i) 40,112,960 shares stated to be outstanding by the Issuer as of October 31, 2010 in the Issuer’s most recent form 10-Q filed with the Securities and Exchange Commission on November 15, 2010, and (ii) 511,363 Common Shares underlying the Warrant. Boxer Capital has shared voting and dispositive power with regard to the 565,610 Common Shares it beneficially owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. Mr. Lieberburg holds the 400,000 Common Shares he owns directly in his personal account and has sole voting and dispositive power over the Common Shares he owns directly. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by Mr. Lieberburg.

On May 14, 2009, Boxer Capital, as part of the offering described in the Form 8-K, purchased an option to acquire, under certain conditions, an additional 664,108 Common Shares. Boxer Capital, Boxer Management and Mr. Lewis do not currently have beneficial ownership of the Common Shares issuable in connection with the exercise of such option as this option is not currently exercisable within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: February 14, 2011
	By:	/s/ Aaron Davis
		Name:	Aaron Davis
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

IVAN LIEBERBURG
	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually